UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-12627

GLOBAL CLEAN ENERGY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

6451 Rosedale Hwy

Bakersfield, California 93308

(661) 742-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*	As previously disclosed, on April 16, 2025, Global Clean Energy Holdings, Inc. (the “Company”) and certain of its subsidiaries (collectively, the “Debtors”) each filed a voluntary petition in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) for relief under chapter 11 of title 11 of the United States Code, thereby commencing chapter 11 cases for the Debtors. The Debtors’ Chapter 11 cases are being jointly administered under the caption and case number, In re Global Clean Energy Holdings, Inc., et al., Case No. 25-90113 (ARP). On July 28, 2025, the Bankruptcy Court entered its order confirming the Second Amended Joint Chapter 11 Plan of Reorganization of Global Clean Energy Holdings, Inc. and its Debtor Affiliates (the “Plan”). On August 11, 2025, the Plan became effective pursuant to its terms (the “Effective Date”). On the Effective Date, in accordance with the Plan, all GCEH Existing Interests (as defined in the Plan), including outstanding shares of the Company’s common stock and shares of common stock issuable under equity awards granted under the Company’s equity incentive plans, were cancelled, released and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Clean Energy Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 12, 2025	By:	/s/ Wade Adkins
	Name:	Wade Adkins
	Title:	Chief Financial Officer